 Exhibit 99.1

October 23, 2017	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER TO ANNOUNCE THIRD QUARTER FINANCIAL

RESULTS ON OCTOBER 30, 2017

CONFERENCE CALL AND WEBCAST ON OCTOBER 31, 2017

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) (“Great Panther”, the “Company”) has scheduled the release of its third quarter 2017 financial results on Monday, October 30, 2017 after market close.

A conference call and webcast will be held on Tuesday, October 31, 2017 at 10:00 a.m. Eastern Time (7:00 a.m. Pacific Time) to discuss the results. Mr. James Bannantine, President and CEO and Mr. Jim Zadra, CFO and Corporate Secretary will host the call.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or calling in five minutes prior to the start time.

Live webcast and registration:        www.greatpanther.com

U.S. & Canada Toll-Free:              1 866 347 6311

International Toll:                        +1 323 794 2551

Conference ID:                             2275574

A replay of the webcast will be available on the Investors Section of the Company’s website approximately one hour after the conference call.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex and the Topia Mine in Durango. The Company is also undertaking efforts to restart the operation of the Coricancha Mine in Peru, acquired earlier this year, and continues to pursue the acquisition of additional mining operations or projects in the Americas.

For more information, please contact: Spiros Cacos Director Investor Relations Toll free: 1 888 355 1766 Tel: +1 604 638 8955 scacos@greatpanther.com www.greatpanther.com